SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period February 17, 2003

ALUMINA LIMITED

ABN 85 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of WMC Limited made during the period December 12, 2002 to February 19, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:
Name: Title: Date:	S C Foster Company Secretary February 19, 2002

To:	The Manager

Announcements

Company Announcements Office

Public Announcement 2002 – 3AWC

Please find attached for immediate release, public announcement concerning the new exercise price of its options.

Stephen Foster

Company Secretary

12 December 2002

Alumina Limited

ABN 85 004 820 419

GPO Box 860K

Melbourne Vic 3001

Australia

Level 16 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 9685 6307

Fax +61 (0)3 9228 0370

ABN 85 004 820 419

GPO Box 860K Melbourne Vic 3001 Australia

Level 16 IBM Centre 60 City Road Southbank Vic 3006 Australia

Tel +61 (0)3 9685 6307 Fax +61 (0)3 9228 0370

12 December 2002

New Exercise Price of Employee Options

The Company advises that the new exercise prices of its Options, determined in accordance with the scheme of arrangement (Option Scheme) between the Company and its Option holders that was approved by the Supreme Court of Victoria on 2 December 2002, are as follows:

Option Plan	Expiry Date	Old Exercise Price (A$)	New Exercise Price (A$)
1997 Option Plan	22 December 2002	4.91	2.64
1997 Option Plan*	22 December 2002	5.40	2.90
1998 Option Plan	21 December 2003	4.88	2.62
1998 Option Plan*	21 December 2003	5.37	2.88
1999 Option Plan	20 December 2004	8.42	4.52
2000 Option Plan	18 December 2005	7.52	4.04
2001 Option Plan	30 November 2006	9.35	5.02
May 2002 Option Plan	30 November 2006	9.35	5.02

*	Options granted to executive directors of the Company.

Options were issued by the Company to employees of the Company and WMC Resources Ltd. Each Option entitles the holder to subscribe for one fully paid ordinary share in the Company.

Full details of the Option Scheme were contained in the Scheme Booklet issued by the Company dated 28 October 2002.

Stephen Foster

Company Secretary

To:	The Manager

Announcements

Company Announcements Office

Public Announcement 2002 – 4AWC

Please find attached for immediate release, public announcement concerning directors’ interests.

Stephen Foster

Company Secretary

18 December 2002

Alumina Limited

ABN 85 004 820 419

PO Box 860K

Melbourne Vic 3001

Australia

Level 16 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 9685 6307

Fax +61 (0)3 9228 0370

Appendix 3X

Initial Director’s Interest Notice

Rule 3.19A.1

Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ALUMINA LIMITED

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Donald MORLEY

Date of appointment	11 December 2002

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

310,492 fully paid ordinary shares in Alumina Limited
395,000 options in Alumina Limited

+ See chapter 19 for defined terms.

Appendix 3X Page 2	11/3/2002

Appendix 3X

Initial Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of Securities
Note: Provide details of the circumstances giving rise to the relevant interest.

Part 3 – Director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Stock Appreciation Rights issued under August 2002 WMC Stock Appreciation Plan.

Nature of interest

Stock Appreciation Rights are not securities. On redemption of a Stock Appreciation Right before its expiry, the holder is entitled to a payment equal to the difference between the closing price of Alumina Limited shares on the ASX on the trading day immediately before redemption, and a notional allotment price calculated in accordance with the Rules of the Stock Appreciation Plan, provided the former amount is higher.

Name of registered holder (if issued securities)	The Stock Appreciation Rights were issued to Donald Morley

No. and class of securities to which interest relates	250,000 Stock Appreciation Rights

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3X Page 3

Appendix 3X

Initial Director’s Interest Notice

Rule 3.19A.1

Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ALUMINA LIMITED

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John MARLAY

Date of appointment	11 December 2002

Part 1—Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

Nil

+ See chapter 19 for defined terms.

Appendix 3X Page 4	11/3/2002

Appendix 3X

Initial Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of Securities
Note: Provide details of the circumstances giving rise to the relevant interest.

Part 3 – Director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

No. and class of securities to which interest relates

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3X Page 5

Appendix 3X

Initial Director’s Interest Notice

Rule 3.19A.1

Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ALUMINA LIMITED

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mark Richard RAYNER

Date of appointment	11 December 2002

Part 1—Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

10,000 fully paid ordinary shares in Alumina Limited

+ See chapter 19 for defined terms.

Appendix 3X Page 6	11/3/2002

Appendix 3X

Initial Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of Securities
Note: Provide details of the circumstances giving rise to the relevant interest.

Part 3 – Director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

No. and class of securities to which interest relates

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3X Page 7

Appendix 3X

Initial Director’s Interest Notice

Rule 3.19A.1

Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ALUMINA LIMITED

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Algernon Franc HAY

Date of appointment	11 December 2002

Part 1 - Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

1,200 fully paid ordinary shares in Alumina Limited

+  See chapter 19 for defined terms.

Appendix 3X Page 8	11/3/2002

Appendix 3X

Initial Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of Securities
Note: Provide details of the circumstances giving rise to the relevant interest.

Part 3 – Director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

No. and class of securities to which interest relates

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3X Page 9

Appendix 3X

Initial Director’s Interest Notice

Rule 3.19A.1

Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ALUMINA LIMITED

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Alternate Director	Robert Donald James DAVIES

Date of appointment	11 December 2002

Part 1—Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

1,938 fully paid ordinary shares in Alumina Limited
132,000 options in Alumina Limited

+ See chapter 19 for defined terms.

Appendix 3X Page 10	11/3/2002

Appendix 3X

Initial Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of Securities
Note: Provide details of the circumstances giving rise to the relevant interest.

Part 3 – Director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

No. and class of securities to which interest relates

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3X Page 11

Appendix 3X

Initial Director’s Interest Notice

Rule 3.19A.1

Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ALUMINA LIMITED

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ronald John McNeilly

Date of appointment	11 December 2002

Part 1 - Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

Nil

+ See chapter 19 for defined terms.

Appendix 3X Page 12	11/3/2002

Appendix 3X

Initial Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of Securities
Note: Provide details of the circumstances giving rise to the relevant interest.

Part 3 – Director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

No. and class of securities to which interest relates

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3X Page 13

Appendix 3Z

Final Director’s Interest Notice

Rule 3.19A.3

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ALUMINA LIMITED

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Adrienne Elizabeth CLARKE

Date of last notice	7 January 2002

Date that director ceased to be director	11 December 2002

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

5,063 Ordinary Shares In Alumina Limited

+ See chapter 19 for defined terms.

Appendix 3Z Page 14	11/3/2002

Appendix 3Z

Final Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities
Note: Provide details of the circumstances giving rise to the relevant interest

Part 3 – Director’s interests in contracts

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

No. and class of securities to which interest relates

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Z Page 15

Appendix 3Z

Final Director’s Interest Notice

Rule 3.19A.3

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ALUMINA LIMITED

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Andrew Gordon MICHELMORE

Date of last notice	16 August 2002

Date that director ceased to be director	11 December 2002

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

21,341 Ordinary shares in Alumina Limited
380,000 Options in Alumina Limited

+ See chapter 19 for defined terms.

Appendix 3Z Page 16	11/3/2002

Appendix 3Z

Final Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities
Note: Provide details of the circumstances giving rise to the relevant interest

Part 3 – Director’s interests in contracts

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

No. and class of securities to which interest relates

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Z Page 17

Appendix 3Z

Final Director’s Interest Notice

Rule 3.19A.3

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ALUMINA LIMITED

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	David Edward Meiklejohn

Date of last notice	29 April 2002

Date that director ceased to be director	11 December 2002

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

Nil

+ See chapter 19 for defined terms.

Appendix 3Z Page 18	11/3/2002

Appendix 3Z

Final Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities
Note: Provide details of the circumstances giving rise to the relevant interest

Shares held through Nominee;

Invia Custodian Pty Ltd	5,000 Ordinary shares in Alumina Limited

Part 3 – Director’s interests in contracts

Detail of contract	N/A

Nature of interest

Name of registered holder (if issued securities)

No. and class of securities to which interest relates	.

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Z Page 19

Appendix 3Z

Final Director’s Interest Notice

Rule 3.19A.3

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ALUMINA LIMITED

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Hugh Matheson MORGAN

Date of last notice	18 April 2002

Date that director ceased to be director	11 December 2002

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

402,141 Ordinary shares in Alumina Limited
950,000 Options in Alumina Limited

+ See chapter 19 for defined terms.

Appendix 3Z Page 20	11/3/2002

Appendix 3Z

Final Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities
Note: Provide details of the circumstances giving rise to the relevant interest

Part 3 – Director’s interests in contracts

Detail of contract	Stock Appreciation Rights issued under August 2002 WMC Stock Appreciation Plan.

Nature of interest

Stock Appreciation Rights are not securities. On redemption of a Stock Appreciation Right before its expiry, the holder is entitled to a payment equal to the difference between the closing price of WMC Resources Ltd shares on the ASX on the trading day before redemption, and a notional allotment price calculated in accordance with the Rules of the Stock Appreciation Plan, provided the former amount is higher.

Name of registered holder (if issued securities)	The Stock Appreciation Rights were issued to Hugh Morgan

No. and class of securities to which interest relates	400,000 Stock Appreciation Rights

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Z Page 21

Appendix 3Z

Final Director’s Interest Notice

Rule 3.19A.3

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ALUMINA LIMITED

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Ian Ernest WEBBER

Date of last notice	7 January 2002

Date that director ceased to be director	11 December 2002

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

20,000 Ordinary shares in Alumina Limited

+ See chapter 19 for defined terms.

Appendix 3Z Page 22	11/3/2002

Appendix 3Z

Final Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities
Note: Provide details of the circumstances giving rise to the relevant interest

Part 3 – Director’s interests in contracts

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

No. and class of securities to which interest relates

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Z Page 23

Appendix 3Z

Final Director’s Interest Notice

Rule 3.19A.3

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ALUMINA LIMITED

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Ian Glencross Radcliffe BURGESS

Date of last notice	7 January 2002

Date that director ceased to be director	11 December 2002

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

18,039 Ordinary Shares in Alumina Limited

+ See chapter 19 for defined terms.

Appendix 3Z Page 24	11/3/2002

Appendix 3Z

Final Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities
Note: Provide details of the circumstances giving rise to the relevant interest

N/A

Part 3 – Director’s interests in contracts

Detail of contract	N/A

Nature of interest

Name of registered holder (if issued securities)

No. and class of securities to which interest relates

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Z Page 25

Appendix 3Z

Final Director’s Interest Notice

Rule 3.19A.3

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ALUMINA LIMITED

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Peter John KNIGHT

Date of last notice	7 January 2002

Date that director ceased to be director	11 December 2002

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

2,020 Ordinary shares in Alumina Limited

+ See chapter 19 for defined terms.

Appendix 3Z Page 26	11/3/2002

Appendix 3Z

Final Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities
Note: Provide details of the circumstances giving rise to the relevant interest

Part 3 – Director’s interests in contracts

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

No. and class of securities to which interest relates

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Z Page 27

Appendix 3Z

Final Director’s Interest Notice

Rule 3.19A.3

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ALUMINA LIMITED

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Roger Andrew Geoffrey VINES

Date of last notice	7 January 2002

Date that director ceased to be director	11 December 2002

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

1,368 Ordinary shares in Alumina Limited

+ See chapter 19 for defined terms.

Appendix 3Z Page 28	11/3/2002

Appendix 3Z

Final Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities
Note: Provide details of the circumstances giving rise to the relevant interest

Part 3 – Director’s interests in contracts

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

No. and class of securities to which interest relates

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Z Page 29

Appendix 3Z

Final Director’s Interest Notice

Rule 3.19A.3

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ALUMINA LIMITED

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Tommie Carl-Erik BERGMAN

Date of last notice	7 January 2002

Date that director ceased to be director	11 December 2002

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

10,000 Ordinary shares in Alumina Limited

+ See chapter 19 for defined terms.

Appendix 3Z Page 30	11/3/2002

Appendix 3Z

Final Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities

N/A

Part	3 – Director’s interests in contracts

Detail of contract	N/A

Nature of interest

Name of registered holder (if issued securities)

No. and class of securities to which interest relates

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Z Page 31

To:	The Manager

Announcements

Company Announcements Office

Public Announcement 2002 – 5AWC

Please find attached for immediate release, public announcement concerning directors’ interests.

Stephen Foster

Company Secretary

24 December 2002

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ALUMINA LIMITED

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Alternate Director	Mr Robert Donald James Davies

Date of last notice	18 December 2002

Part 1  –  Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/a

Date of change	18 December 2002

No. of securities held prior to change	Fully paid shares - 1,938 Employee share options - 132,000

Class	Ordinary Shares

Number acquired	On 18 December 2002 Mr Robert Donald James Davies exercised 15,000 Alumina Limited employee share options in accordance with the WMC Limited 1997 Employee Option Plan.

Number disposed	N/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Mr Robert Donald James Davies was allotted 15,000 shares at a price of $2.64 per share following the exercise of employee share options.

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002

No. of securities held after change	Fully paid shares - 16,938 Employee share options - 117,000

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of Alumina Limited employee share options in accordance with the WMC Limited 1997 Employee Share Option Plan.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

ABN 85 004 820 419 GPO BOX 5411, Melbourne Victoria 3001 Australia	Level 12, IBM Centre 60 City Road, Southbank Victoria 3006 Australia	Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

Facsimile

To:	Mr Dean Litis	From:	Stephen Foster

Company:	Australian Stock Exchange Limited	Phone:	8699 2604

Fax:	9614 0303	Fax:	8699 2699

CC:		Date:	9 January 2003

Re:	Change of Registered Office	Pages incl. cover:	1

☐ Urgent	☐ For Review	☐ Please Comment	☐ Please Reply	☐ Please Recycle

Please note that Alumina Limited’s registered office is now:

Level 12, IBM Centre

60 City Road, Southbank

Victoria 3006 Australia

The postal address is:

GPO Box 5411, Melbourne

Victoria 3001 Australia

Please let me know if you have any queries.

Yours sincerely.

Stephen Foster

To:	The Manager

Announcements

Company Announcements Office

Public Announcement 2003 – 2AWC

In accordance with Listing Rule 2.7 please find enclosed Appendix 3B, application for quotation of additional securities

Stephen Foster

Company Secretary

29 January 2002

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3B Page 1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Alumina Limited

ABN

85 004 820 419

We (the entity) give ASX the following information.

Part 1–All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,914,104

3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

		The securities in (2) above comprise: (a) 1,833,500 shares arising from options that were exercised during the period, and (b) 14,080,604 shares allotted in relation to Corridor Sands
		Option exercise prices and expiry dates are detailed in Attachment “A”.

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•       the date from which they do
•       the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•       the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Securities rank equally from date of allotment.

5	Issue price or consideration	Refer to Attachment “A”

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Refer to Item 3 above.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Following allotment.

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,128,333,747	Fully paid Ordinary Shares.

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3B Page 3

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	Refer to Attachment “A”.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2–Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3B Page 5

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3–Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Appendix 3B Page 6	11/3/2002

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

(now go to 43)

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3B Page 7

All entities

Fees

43	Payment method (tick one)

	☐	Cheque attached

	☒	Electronic payment made Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

	☐	Periodic payment as agreed with the home branch has been arranged Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

Appendix 3B Page 8	11/3/2002

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 28 January 2003
(Company Secretary)

Print name:	Stephen Foster

== == == == ==

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3B Page 9

Attachment “A”

Details of Securities Issued

	Shares	Issue Price	Issue Date	Share Capital
	285,800	$4.91	22.12.97	1,403,278
	159,150	$4.88	21.12.98	776,652
	49,600	$8.42	17.12.99	417,632
	391,200	$7.52	18.12.00	2,941,824
	250,000	$2.90	22.12.97	725,000
	451,300	$2.64	22.12.97	1,191,432
	70,350	$4.04	18.12.00	284,214
	60,200	$2.65	21.12.98	159,530
	115,900	$4.52	20.12.99	523,868

Total Shares Issued	1,833,500			$8,423,430

(Exercise of Employee Options)

Shares Issued as Consideration for purchase of interest in Corridor Sands	14,080,604	$8.79	09.12.02	$123,768,509

Shares to be Quoted	15,914,104			$132,191,939

Details of Securities Not Quoted on the ASX

Unquoted Securities as at 30/06/02	Description	Options exercised	Options lapsed	Options issued	Unquoted Securities As at 31/12/02
987,100	(a) employee options expiring 22/12/2002 exerciseable at $2.64 / $2.90 ($4.91 pre-demerger)	987,100	0		0
1,497,270	(b) employee options expiring 21/12/2003 exerciseable at $2.62 ($4.88 pre-demerger)	219,350	0		1,277,920
4,044,053	(c) employee options expiring 20/12/2004 exerciseable at $4.52 ($8.42 pre-demerger)	165,500	126453		3,752,100
6,470,450	(d) employee options expiring 18/12/2005 exerciseable at $4.04 ($7.52 pre-demerger)	461,550	72200		5,936,700
10,596,700	(e) employee options expiring 30/11/2006 exerciseable at $5.02 (9.35 pre-demerger)		614800		9,981,900
600,000	(f) emplDoyee options expiring 30/11/2006 exerciseable at $5.02 ($9.35 pre-demerger)	0	0		600,000
					0
					0

24,195,573	TOTAL OPTIONS	1,833,500	813,453	—	21,548,620

Quoted Securities as at 30.06.02	1,112,419,643
plus Securities subject to this application for quotation	15,914,104

TOTAL SECURITIES TO BE QUOTED ON ASX	1,128,333,747

Value	Fee
$132,191,939

($13,350+.004% on excess	$13,350.00
over $100m)	$1,287.68

Total Fee	$14,637.68